UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Invesco Exchange-Traded Fund Trust II / Invesco KBW Premium Yield Equity REIT ETF
(Name of Issuer)

Exchange Traded Funds

(Title of Class of Securities)

46138E594
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No.	46138E594	Page 2 of 13
1	NAMES OF REPORTING PERSONS
THE BESSEMER GROUP, INCORPORATED*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
600,389 shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
600,389 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
600,389 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.07%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

*The shares reported on this page are the aggregate of the shares reported on pages 3, 4, 5 and 6, as The Bessemer Group, Incorporated is the parent of the other reporting persons.

13G
CUSIP No.	46138E594	Page 3 of 13
1	NAMES OF REPORTING PERSONS
BESSEMER TRUST COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
625 shares

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
625 shares

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
625 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.01%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BK

13G
CUSIP No.	46138E594	Page 4 of 13
1	NAMES OF REPORTING PERSONS
BESSEMER TRUST COMPANY OF FLORIDA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
26,588 shares

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
26,588 shares

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,588 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.22%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BK

13G
CUSIP No.	46138E594	Page 5 of 13
1	NAMES OF REPORTING PERSONS
BESSEMER TRUST COMPANY OF DELAWARE, NATIONAL ASSOCIATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
37,890 shares

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
37,890 shares

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,890 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.32%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BK

13G
CUSIP No.	46138E594	Page 6 of 13
1	NAMES OF REPORTING PERSONS
BESSEMER TRUST COMPANY, NATIONAL ASSOCIATION*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
57,421 shares

	6	SHARED VOTING POWER
477,865 shares

	7	SOLE DISPOSITIVE POWER
57,421 shares

	8	SHARED DISPOSITIVE POWER
477,865 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
535,286 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.52%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BK

* The shares reported on this page include the shares reported on page 8, as Bessemer Trust Company, National Association is the parent of the other reporting person.

13G
CUSIP No.	46138E594	Page 7 of 13
1	NAMES OF REPORTING PERSONS
BESSEMER INVESTMENT MANAGEMENT LLC*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
477,865 shares

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
477,865 shares

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
477,865 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.04%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

* The shares reported on this page are the same shares reported on page 8, as Bessemer Investment Management, LLC is the investment adviser of the other reporting person.

13G
CUSIP No.	46138E594	Page 8 of 13
1	NAMES OF REPORTING PERSONS
OLD WESTBURY SMALL & MID CAP STRATEGIES FUND

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
477,865 shares

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
477,865 shares

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
477,865 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.04%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

ITEM 1.

(a)	Name of Issuer: Invesco Exchange-Traded Fund Trust II \ Invesco KBW Premium Yield Equity REIT ETF

(b)	Address of Issuer's Principal Executive Offices:
c/o Invesco Exchange-Traded Fund Trust II
3500 Lacey Road, Suite 700
Downers Grove, IL 60515

ITEM 2.

(a)	Name of Person Filing:

The Bessemer Group, Incorporated (“BGI”) as a parent holding company, Bessemer Trust Company (“BTCO”) as a bank,
Bessemer Trust Company of Florida (“BTF”) as a trust company, Bessemer Trust Company of Delaware, National Association (“BTDEL”) as a trust company, Bessemer Trust Company, National Association (“BTNA”) as a bank and a parent, Bessemer Investment Management LLC (“BIM”) as a registered investment adviser, and Old Westbury Small & Mid Cap Strategies Fund (“OWSMX”), the holder of the securities referred to in this statement. BTCO, BTDEL, BTF and BTNA are wholly-owned by BGI. BIM is a wholly-owned subsidiary of BTNA and is the investment adviser to OWSMX. BGI may be deemed to control BTNA, BTNA may be deemed to control BIM and BIM may be deemed to control OWSMX.

BTCO, BTDEL, BTF and BTNA are banks and trust companies that manage accounts for the benefit of others.

(b)	Address of Principal Business Office, or if None, Residence:
BGI and BTCO each has its principal business office at 100 Woodbridge Center Drive, Woodbridge, New Jersey 07095-0980. BTF has its principal office at 222 Royal Palm Way, Palm Beach, FL 33480. BTDEL has its principal office at 20 Montchanin Road, Suite 1500, Wilmington, DE 19807. BTNA and BIM each has its principal office at 1271 Avenue of the Americas, New York, NY 10020. Old Westbury Small & Mid Cap Strategies Fund has its principal office at 103 Bellevue Parkway, 2nd Floor, Wilmington, DE 19809.

(c)	Citizenship:
BGI is a registered bank holding company and corporation organized under the laws of Delaware. BTCO is a state bank organized under the laws of New Jersey. BTF is a trust company organized under the laws of Florida. BTDEL is a trust company organized under the laws of the United States of America. BTNA is a national bank organized under the laws of the United States of America. BIM is a limited liability company organized under the laws of Delaware. Old Westbury Small & Mid Cap Strategies Fund is a series of Old Westbury Funds, Inc., a Maryland corporation and an open-end investment company registered under the Investment Company Act of 1940.

(d)	Title of Class of Securities: Exchange Traded Funds

(e)	CUSIP Number: 46138E594

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13d-1(b) or 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☒	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c), AS TO BTNA, BTDEL, BTFL and BTCO
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☒	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8), AS TO OLD WESTBURY SMALL & MID CAP STRATEGIES FUND
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E); AS TO BIM
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G), AS TO BGI
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 600,389 shares

(b)	Percent of class: 5.07%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 600,389 shares

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 600,389 shares

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240 13d3(d)(1).

ITEM 5.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.  NOT APPLICABLE

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.  NOT APPLICABLE

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
Items 1 and 12 of pages 3 through 8 of this Statement are incorporated herein by reference.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group. NOT APPLICABLE

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5. NOT APPLICABLE

ITEM 10.	CERTIFICATIONS

(a)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

[SIGNATURE PAGE FOLLOW]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

THE BESSEMER GROUP, INCORPORATED

	By:	/s/ Yvette M. Garcia

Name:	Yvette M. Garcia
Title:	Managing Director

BESSEMER TRUST COMPANY

By:	/s/ Yvette M. Garcia

Name:	Yvette M. Garcia
Title:	Managing Director

BESSEMER TRUST COMPANY OF FLORIDA

By:	/s/ Yvette M. Garcia

Name:	Yvette M. Garcia
Title:	Managing Director

BESSEMER TRUST COMPANY OF DELAWARE, NATIONAL ASSOCIATION

By:	/s/ Yvette M. Garcia

Name:	Yvette M. Garcia
Title:	Managing Director

BESSEMER TRUST COMPANY, N.A.

By:	/s/ Yvette M. Garcia

Name:	Yvette M. Garcia
Title:	Managing Director

BESSEMER INVESTMENT MANAGEMENT, LLC

By:	/s/ Yvette M. Garcia

Name:	Yvette M. Garcia
Title:	Managing Director

OLD WESTBURY SMALL MID CAP STRATEGIES FUND
BY: BESSEMER INVESTMENT MANAGEMENT LLC
as Investment Advisor

By:	/s/ Yvette M. Garcia

Name:	Yvette M. Garcia
Title:	Managing Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.